PO Box 281077 Nashville, TN 37228 315 Deadrick Street Nashville, TN 37203 615-476-1151 Steve@SteveMillslaw.com

November 29, 2022

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, DC 20549

Dear Sir or Madam:

We are submitting this letter on behalf of Universal Systems, Inc. (“UVSS” or “the Company”) in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter on October 5, 2022, relating to the Company’s Registration Statement filed on August 18, 2022 and amended on September 12, 2022 with the file number 024-11969. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter. We are including as an attachment to this letter a copy of the Registration Statement that has been marked to show changes from the Registration Statement as originally filed.

Comment 1.

Amendment No. 1 to Offering Statement on Form 1-A filed September 12, 2022. We note that in response to comment 1 you have revised your disclosure to remove references to investing and now state that you intend to engage in film development and production, and may create joint ventures to further the potential of revenues through acquisitions and partnerships. However, we note press releases issued by the company indicating that it is currently involved in, or has entered into agreements related to, various projects. The press releases suggest that the company is actively involved in production and film development through a platform known as SeeMyNFT, the launch of an event ticketing system, posting articles on a site known as TheDailyCrypto.io, consulting with metaverse technology companies, co-production of a feature film called “Man in the White Van,” and allowing clients to mint and place NFTs on a proprietary marketplace. Please revise your Form 1-A to provide a materially complete description of the status of your business and describe the principal products and services you offer, as well as a description of all ongoing or contemplated material projects. Please describe your precise role in such projects, how you are or plan to generate revenue from such projects, your material obligations, and material investments you have made or will be required to make to support such projects. Please also explain what it means that you are developing a “library of assets that provides a 15–20-year stream of royalties,” as stated in your press releases. Please file any material contracts related to such projects or joint ventures as exhibits to the Form 1-A.

1

Amended Version:

The Company’s purpose is to develop, produce, create and distribute a library of digital media costing from $50,000 to $5 million dollars for the entertainment and sports marketplace. We expect to use all the proceeds from this offering in the development and production of this media content to include motion pictures and television network industries. We may also create joint ventures to further the potential of revenues through acquisitions and partnerships.

On page 5, we have amended the filing and replaced as follows:

Current Version:

“On September 21st, 2021, Universal Systems, Inc., filed an amendment with the State of Washington, pursuant to Washington CORP § 307 for the creation of 100 shares of Special 2021 Series A Preferred stock shares, and 2 shares of Special 2021 Series B Preferred stock shares. The Special 2021 Series B Preferred shares are only authorized, have not been issued, and are not currently outstanding.

The Company’s purpose is to develop, produce, create and distribute a library of digital media costing from $50,000 to $5 million dollars for the entertainment and sports marketplace. We expect to use substantially all the proceeds from this offering in the development and production of this media content to include motion pictures and television network industries. We may also create joint ventures to further the potential of revenues through acquisitions and partnerships.”

Amended version:

“On September 21st, 2021, Universal Systems, Inc., filed an amendment with the State of Washington, pursuant to Washington CORP § 307 for the creation of 100 shares of Special 2021 Series A Preferred stock shares, and 2 shares of Special 2021 Series B Preferred stock shares.

2

The Company’s purpose is to create, develop, and produce a library of digital media assets (film, video, music, motion graphics, and artwork) costing from $50,000 to $5 million dollars for the entertainment, sports, healthcare, and publishing industries. The digital media assets can be distributed via traditional distribution channels i.e., movie theatres, cable tv, satellite tv, radio, websites and/or the digital media assets are developed and distributed for metaverses, and web3 content channels. The company also provides consulting and digital production services for companies and projects that wish to convert existing content distribution businesses into Web 3 business models of which the Company’s services may include artwork for NFTs, film/video content appropriate for Web3 use, and music production to create Digital Media Experiences that complement, inform, and/or entertain within traditional websites or metaverses. We expect to use all the proceeds from this offering in the development and production of this media content to include motion pictures, musical soundtracks and productions, motion graphics, website development, and artwork. The company also owns and operates www.TheDailyCrypto.io, an online website with daily updates of the blockchain, metaverse, crypto, and regulatory headlines combined with the updates of music, film, sports, and financial markets as these markets are experiencing transformation as the result of the integration of various blockchains and metaverse opportunities.

The Company is focused to being a premium creator of digital content that can be used in traditional or advanced web3 distribution channels. We rely on our technology partners to implement, create, and program the technology that distributes the content and media that we develop. We may also create joint ventures to further the potential of revenues through acquisitions and partnerships.”

On page 6, we have amended the filing and replaced as follows:

Current version:

The Company’s purpose is to develop, produce, create and distribute a library of digital media costing from $50,000 to $5 million dollars for the entertainment and sports marketplace. We expect to use substantially all the proceeds from this offering in the development and production of this media content to include motion pictures and television network industries. We may also create joint ventures to further the potential of revenues through acquisitions and partnerships.

3

Amended version:

“The Company’s purpose is to create, develop, and produce a library of digital media assets (film, video, music, motion graphics, and artwork) costing from $50,000 to $5 million dollars for the entertainment, sports, healthcare, and publishing industries. The digital media assets can be distributed via traditional distribution channels i.e., movie theatres, cable tv, satellite tv, radio, websites and/or the digital media assets are developed and distributed for metaverses, web3 content channels. The company also provides services for companies and projects convert existing content distribution businesses into Web 3 business models of which the Company’s services may include artwork for NFTs, film/video content appropriate for Web3 use, and music production to create Digital Media Experiences that complement, inform, and/or entertain within traditional websites or metaverses. We expect to use all the proceeds from this offering in the development and production of this media content to include film, video, musical soundtracks and productions, motion graphics, website development, and artwork.

The company also owns and operates www.TheDailyCrypto.io, an online website with daily updates of the blockchain, metaverse, crypto, and regulatory headlines combined with the updates of music, film, sports, and financial markets as these markets are experiencing transformation as the result of the integration of various blockchains and metaverse opportunities.

The Company is focused to being a premium creator of digital content i.e., film, video, music that can be used in traditional or advanced web3 distribution channels. The Company is a content developer, and we rely on our technology partners to implement, create, and program the technology that distributes the content. We may also create joint ventures to further the potential of revenues through acquisitions and partnerships.”

On page 11, we have amended the filing and replaced as follows:

Current version:

Our success depends on external factors in the motion picture and television industry.

 Generally, the popularity of our content depends on many factors, including the critical acclaim they receive, the format of their initial release, their talent, their genre and their specific subject matter, audience reaction, the quality and acceptance of content that our competitors release into the marketplace at or near the same time, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which we do not control and all of which may change. In addition, because a performance in ancillary markets, such as home video and pay and free television, is often directly related to its box office performance or television ratings, poor box office results or poor television ratings may negatively affect future revenue streams. Our success will depend on the experience and judgment of our management to select and develop new production opportunities.

4

We compete with other programming services, including cable programming, national broadcast television, local broadcast television stations and digital services to secure desired programming, the competition for which has increased as the number of programming services has increased. Increased competition may drive up talent and production costs and may force some programming services to commit to straight-to-series orders for programming instead of a pilot order. If we commit to straight-to-series orders and those series do not meet anticipated production or quality standards or are otherwise not accepted by audiences, revisions to the programming may be necessary, which could increase production costs. The increased financial commitment for a straight-to-series order also could increase the risks associated with such an order. Other programming services that are affiliated with programming sources such as movie or television studios or film libraries may have a competitive advantage over us in this area. Some of these competitors have exclusive contracts with motion picture studios or independent motion picture distributors or own film libraries.

Amended Version:

Our success depends on external factors in the motion picture, television, and music industry.

 Generally, the popularity of our content depends on many factors, including the critical acclaim they receive, the format of their initial release, their talent, their genre and their specific subject matter, audience reaction, the quality and acceptance of content that our competitors release into the marketplace at or near the same time, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which we do not control and all of which may change. In addition, because a performance in ancillary markets, such as home video and pay and free television, is often related to its box office performance or television ratings, poor box office results or poor television ratings may negatively affect future revenue streams. Our success will depend on the experience and judgment of our management to select and develop new production opportunities.

We compete with other programming services, including cable programming, national broadcast television, local broadcast television stations and digital music services to secure desired programming, the competition for which has increased as the number of programming services has increased. Increased competition may drive up talent and production costs and may force some programming services to commit to straight-to-series orders for programming instead of a pilot order. If we commit to straight-to-series orders and those series do not meet anticipated production or quality standards or are otherwise not accepted by audiences, revisions to the programming may be necessary, which could increase production costs. The increased financial commitment for a straight-to-series order or music production also could increase the risks associated with such an order. Other programming services that are affiliated with programming sources such as movie or television studios or film libraries may have a competitive advantage over us in this area. Some of these competitors have exclusive contracts with motion picture studios or independent motion picture distributors or own films, music libraries, and musical scores.

5

On page 13, we have amended the filing and replaced as follows:

Current version:

Piracy of films and television programs could adversely affect our business over time.

Piracy is extensive in many parts of the world and is made easier by the availability of digital copies of content and technological advances allowing conversion of films and television content into digital formats. This trend facilitates the creation, transmission and sharing of high-quality unauthorized copies of motion pictures and television content. The proliferation of unauthorized copies of these products has had and will likely continue to have an adverse effect on our business, because these products reduce the revenue we receive from our products. To contain this problem, we may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and losses of revenue. We cannot assure you that even the highest levels of security and anti-piracy measures will prevent piracy.

Amended version:

Piracy of films, television programs, and music could adversely affect our business over time.

Piracy is extensive in many parts of the world and is made easier by the availability of digital copies of content and technological advances allowing conversion of films, television content, and music into digital formats. This trend facilitates the creation, transmission and sharing of high-quality unauthorized copies of motion pictures, television, and music content. The proliferation of unauthorized copies of these products has had and will continue to have an adverse effect on our business, because these products reduce the revenue we receive from our products. To contain this problem, we may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and losses of revenue. We cannot assure you that even the highest levels of security and anti-piracy measures will prevent piracy.

6

On page 15, we have amended the filing and replaced as follows:

Current Version:

Because the motion picture industry is highly speculative and inherently risky, our motion picture may not be commercially successful, in which case we will not be able to recover our costs or realize anticipated profits.

The motion picture industry is highly speculative and inherently risky. We cannot assure you that any motion picture we release, distribute, license, acquire or produce will be successful since the revenues derived from the production and distribution of a motion picture depend primarily upon its acceptance by the public, which cannot be predicted. The revenues derived also may not necessarily correlate to the production or distribution costs incurred. A motion picture’s commercial success also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Therefore, there is a substantial risk that some or all the motion pictures or other programs that we release, distribute, license, acquire or produce will not be commercially successful, resulting in costs not being recovered or anticipated profits not being realized. Additionally, forecasting film revenue and associated gross profits from our films prior to release is extremely difficult and may result in significant write-offs.

Amended Version:

Because the motion picture and music industries are highly speculative and inherently risky, our motion pictures and musical productions may not be commercially successful, in which case we will not be able to recover our costs or realize anticipated profits.

The motion picture and music industries are highly speculative and inherently risky. We cannot assure you that any motion picture or musical productions we release, distribute, license, acquire or produce will be successful since the revenues derived from the production and distribution of a motion picture or music production depend primarily upon its acceptance by the public, which cannot be predicted. The revenues derived also may not necessarily correlate to the production or distribution costs incurred. A motion picture’s commercial success also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Similarly, a musical production’s commercial success also depends upon the quality and acceptance of other music projects released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Therefore, there is a substantial risk that some or all the motion pictures and musical productions or other programs that we release, distribute, license, acquire or produce will not be commercially successful, resulting in costs not being recovered or anticipated profits not being realized. Additionally, forecasting film and music production revenue and associated gross profits from our films and music prior to release is extremely difficult and may result in significant write-offs.

7

On page 16, we have amended the filing and replaced as follows:

Current version:

Piracy of motion pictures, including digital and Internet piracy, may decrease revenue received from the exploitation of our films.

Motion picture piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of motion pictures into digital formats, which facilitates the creation, transmission and sharing of high-quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through set top boxes and other devices and through unlicensed broadcasts on free TV and the Internet. The proliferation of unauthorized copies and piracy of these products has an adverse effect on our business because these products reduce the revenue we receive from our legitimate products. Unauthorized copying and piracy are prevalent in territories outside of the U.S., Canada and Western Europe and in countries where we may have difficulty enforcing our intellectual property rights. The U.S. government has publicly considered implementing trade sanctions against specific countries that, in its opinion, do not make appropriate efforts to prevent copyright infringements of U.S. produced motion pictures. There can be no assurance, however, that voluntary industry embargoes or U.S. government trade sanctions will be enacted or, if enacted, effective. If enacted, such actions could impact the amount of revenue that we realize from the international exploitation of motion pictures depending upon the countries subject to such action and the duration and effectiveness of such action. If embargoes or sanctions are not enacted or if other measures are not taken, we may lose an indeterminate amount of additional revenue because of motion picture piracy.

8

Amended version:

Piracy of motion pictures, musical productions, artwork, and graphic motion art including digital and Internet piracy, may decrease revenue received from the exploitation of our films, music, and digital content production.

Motion picture, musical, and digital content piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of motion pictures into digital formats, which facilitates the creation, transmission and sharing of high-quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through set top boxes and other devices and through unlicensed broadcasts on free TV and the Internet. The proliferation of unauthorized copies and piracy of these products has an adverse effect on our business because these products reduce the revenue we receive from our legitimate products. Unauthorized copying and piracy are prevalent in territories outside of the U.S., Canada, and Western Europe and in countries where we may have difficulty enforcing our intellectual property rights. The U.S. government has publicly considered implementing trade sanctions against specific countries that, in its opinion, do not make appropriate efforts to prevent copyright infringements of U.S. produced motion pictures. There can be no assurance, however, that voluntary industry embargoes or U.S. government trade sanctions will be enacted or, if enacted, effective. If enacted, such actions could impact the amount of revenue that we realize from the international exploitation of motion pictures, music, and digital content production depending upon the countries subject to such action and the duration and effectiveness of such action. If embargoes or sanctions are not enacted or if other measures are not taken, we may lose an indeterminate amount of additional revenue because of motion picture, music, and digital content piracy.

On page 17, we have amended the filing and replaced as follows:

Current version:

We cannot predict the effect that rapid technological change or alternative forms of entertainment may have on us or on the motion picture industry.

The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments, including developments in DVD formats, such as HI-DEF and Blue Ray, and digital delivery. Due to rapid growth of technology and shifting consumer tastes, we cannot accurately predict the overall effect that technological growth or availability of alternative forms of entertainment may have on the potential revenue from and profitability of our films. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. For example, while we may benefit from the rapid growth in the DVD market, we cannot be assured that such growth will continue, or that other developing distribution channels, such as video-on-demand, will be accepted by the public or that, if they are accepted by the public, we will be successful in exploiting such channels. Moreover, to the extent that other distribution channels gain popular acceptance, it is possible that demand for existing delivery channels, such as DVDs, will decrease. If we are unable to exploit new delivery channels to the same extent that we have exploited existing channels, our business, results of operations or financial condition would be materially adversely affected.

9

Amended Version:

We cannot predict the effect that rapid technological change or alternative forms of entertainment may have on us or on the motion picture, music, or digital content production industry.

The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments, including developments in DVD formats, such as HI-DEF and Blue Ray, digital delivery including blockchain technologies. Due to rapid growth of technology and shifting consumer tastes, we cannot accurately predict the overall effect that technological growth or availability of alternative forms of entertainment may have on the potential revenue from and profitability of our film, music, and digital content. In addition, certain outlets for the distribution of motion pictures, music, and digital content may not obtain the public acceptance that is or was previously predicted. For example, while we may benefit from the rapid growth in the DVD market, we cannot be assured that such growth will continue, or that other developing distribution channels, such as video-on-demand and blockchain distribution will be accepted by the public or that, if they are accepted by the public, we will be successful in exploiting such channels. Moreover, to the extent that other distribution channels gain popular acceptance, it is possible that demand for existing delivery channels, such as DVDs, will decrease. If we are unable to exploit new delivery channels to the same extent that we have exploited existing channels, our business, results of operations or financial condition would be materially adversely affected.

10

On page 17, we have amended the filing and replaced as follows:

Current Version:

Since we may require additional funds before we can complete our film, our expenses may be increased, and it may take us longer to generate revenues. We have no way to predict when we will complete our film.

Since we are not generating revenues, we may need to raise additional capital through either equity or debt financings to continue operations and complete our film. We have no identifiable source of such funds and cannot guarantee that any source will develop in the near future. General overhead and administrative costs will be incurred by us during this period, which means any delay would also increase our expenses and reduce your potential return. If we do not have an additional source of operating capital and we are unable to complete the postproduction and marketing of our film, our ability to continue our business will be compromised and we may be forced to either significantly curtail our operations or shut down altogether.

Amended version:

Since we may require additional funds before we can complete our film, music, and digital content our expenses may be increased, and it may take us longer to generate revenues. We have no way to predict when we will complete our film, music, or digital content production.

Since we are not generating revenues, we may need to raise additional capital through either equity or debt financings to continue operations and complete our film, music, and digital content. We have no identifiable source of such funds and cannot guarantee that any source will develop soon. General overhead and administrative costs will be incurred by us during this period, which means any delay would also increase our expenses and reduce your potential return. If we do not have an additional source of operating capital and we are unable to complete the postproduction and marketing of our film, music, and digital content our ability to continue our business will be compromised and we may be forced to either significantly curtail our operations or shut down altogether.

On page 18, we have amended the filing and replaced as follows:

Current version:

Our success is primarily dependent on audience acceptance of our film, which is extremely difficult to predict and therefore inherently risky.

We cannot predict the economic success of our motion pictures because the revenue derived from the distribution of our motion picture (which does not necessarily bear any correlation to the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a motion picture also depends upon the public’s acceptance of competing films, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

11

In general, the economic success of a motion picture is dependent on its domestic theatrical performance, which is a key factor in predicting revenue from other distribution channels and is largely determined by our ability to produce content and develop stories and characters that appeal to a broad audience and the effective marketing of the motion picture. If we are unable to accurately judge audience acceptance of our film content or to have the Film effectively marketed, the commercial success of the Film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that our film will generate enough revenue to offset its distribution and marketing costs, in which case we would not receive any gross receipts for such film.

The costs of producing and marketing feature films have steadily increased and may increase in the future, which may make it more difficult for a film to generate a profit or compete against other films. The production and marketing of theatrical feature films requires substantial capital and the costs of producing and marketing feature films have generally increased in recent years. These costs may continue to increase in the future, which may make it more difficult for our films to generate a profit or compete against other films. Historically, production costs and marketing costs have risen at a rate faster than increases in either domestic admissions to movie theaters or admission ticket prices. A continuation of this trend would leave us more dependent on other media, such as home video, television, international markets and new media for revenue.

Amended version:

Our success is primarily dependent on audience acceptance of our film, music, and digital content which is extremely difficult to predict and therefore inherently risky.

We cannot predict the economic success of our motion pictures, music, and digital content because the revenue derived from the distribution of our motion picture, music, and/or digital content (which does not necessarily bear any correlation to the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a motion picture, music, or digital content also depends upon the public’s acceptance of competing films, music, and digital content and the availability of alternative forms of entertainment and leisure time activities, general economic conditions, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

12

In general, the economic success of a motion picture, music, and digital content production is dependent on its domestic theatrical performance and or licensing or direct purchase which is a key factor in predicting revenue from other distribution channels and is largely determined by our ability to produce content and develop stories and characters, music, and artwork that appeal to a broad audience and the effective marketing of the motion picture or musical score. If we are unable to accurately judge audience acceptance of our content or to have the production effectively marketed, the commercial success of the production will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that our productions will generate enough revenue to offset its distribution and marketing costs, in which case we would not receive any gross receipts for such film sales, music sales, music licensing, or digital content production sales.

The costs of producing and marketing feature films, music, and digital content have steadily increased and may increase in the future, which may make it more difficult for productions to generate a profit or compete against other films, music, or artwork. The production and marketing of theatrical feature films requires substantial capital and the costs of producing and marketing feature films have increased in recent years. Similarly, the cost to market musical releases and digital content have increased in recent years. These costs may continue to increase in the future, which may make it more difficult for our productions to generate a profit or compete in the entertainment industry. Historically, production costs and marketing costs have risen at a rate faster than increases in either domestic admissions to movie theaters or admission ticket prices. A continuation of this trend would leave us more dependent on other media, such as home video, television, international markets, and new internet media for revenue.

On page 19, we have amended the filing and replaced as follows:

Current version:

Our film production budgets may increase, and film production spending may exceed our budget.

Our film budget may continue to increase due to factors including, but not limited to, (1) escalation in compensation rates of people required to work on our current projects, (2) number of personnel required to work on our current projects, (3) equipment needs, (4) the enhancement of existing, or the development of new, proprietary technology and (5) the expansion of our facilities to accommodate the growth of the studio. Due to production exigencies, which are often difficult to predict, it is not uncommon for film production spending to exceed film production budgets, and our current project may not be completed within the budgeted amounts.

13

Amended version:

Our film, music, and digital content production budgets may increase, and film, music, and content production spending may exceed our budget.

Our film, music, and digital content budgets may continue to increase due to factors including, but not limited to, (1) escalation in compensation rates of people required to work on our current projects, (2) number of personnel required to work on our current projects, (3) equipment needs, (4) the enhancement of existing, or the development of new, proprietary technology and (5) the expansion of our facilities to accommodate the growth of the studio. Due to production exigencies, which are often difficult to predict, it is common for production spending to exceed production budgets, and our current project may not be completed within the budgeted amounts.

On page 20, we have amended the filing and replaced as follows:

Current version:

Our entertainment property/film will be subject to the risks associated with its distribution.

The success of any distribution activities will depend on several factors over which our management will have little or no control. Even if our entertainment property is sold in all territories (both domestic and foreign), there can still be no assurance that our entertainment property will succeed on an economic level. Distribution agreements generally give a distributor significant flexibility in determining how the entertainment property will be exhibited. No assurance can be given that a distributor will not limit the entertainment property’s run, limit the territories in which the entertainment property is exhibited or otherwise fail to actively promote the entertainment property to the public. Any such action by the distributor could have a material adverse effect on the economic success of the entertainment property and revenues received.

Amended version:

Our entertainment property/film/music/digital content will be subject to the risks associated with its distribution.

The success of any distribution activities will depend on a number of factors over which our management will have little or no control. Even if our entertainment property is sold in all territories (both domestic and foreign), there can still be no assurance that our entertainment property will succeed on an economic level. Distribution agreements give a distributor significant flexibility in determining how the entertainment property will be exhibited. No assurance can be given that a distributor will not limit the entertainment property’s run, limit the territories in which the entertainment property is exhibited or otherwise fail to actively promote the entertainment property to the public. Any such action by the distributor could have a material adverse effect on the economic success of the entertainment property and revenues received.

14

On page 42, we have amended the filing and replaced as follows:

Current version:

The Company

The Company’s purpose is to develop, produce, create, and distribute a library of digital media costing from $50,000 to $5 million dollars for the entertainment and sports marketplace. We expect to use all the proceeds from this offering in the development and production of this media content to include motion pictures and television network industries. We may also create joint ventures to further the potential of revenues through acquisitions and partnerships.

UVSS will expand its capabilities and asset base through company mergers, acquisitions, and partnerships with suitable companies that would increase the revenues of the companies owned and operated by UVSS.

Amended version:

“The Company’s purpose is to create, develop, and produce a library of digital media assets (film, video, music, motion graphics, and artwork) costing from $50,000 to $5 million dollars for the entertainment, sports, healthcare, and publishing industries. The digital media assets can be distributed via traditional distribution channels i.e., movie theatres, cable tv, satellite tv, radio, websites and/or the digital media assets are developed and distributed for metaverses, web3 content channels. The company also provides services for companies and projects convert existing content distribution businesses into Web 3 business models of which the Company’s services may include artwork for NFTs, film/video content appropriate for Web3 use, and music production to create Digital Media Experiences that complement, inform, and/or entertain within traditional websites or metaverses. We expect to use substantially all the proceeds from this offering in the development and production of this media content to include motion pictures, musical soundtracks and productions, motion graphics, website development, and artwork. The company also owns and operates www.TheDailyCrypto.io, an online website with daily updates of the blockchain, metaverse, crypto, and regulatory headlines combined with the updates of music, film, sports, and financial markets as these markets are experiencing transformation as the result of the integration of various blockchains and metaverse opportunities.

The Company is focused to being a premium creator of digital content i.e., film, video, music that can be used in traditional (theatrical, pay per view, subscription-based film channels, cable channels, etc.) or advanced web3 distribution channels that are created by technology partners. The Company is primarily a content developer and media production company and therefore relies on our technology partners to implement and program the technology platforms that distributes the content. We may also create joint ventures to further the potential of revenues through acquisitions and partnerships.”

15

While the Company is still considered an early stage emerging growth company, the Company has entered into agreements for production and casting of multiple projects through its parent company, Critical Solutions, Inc. Most notably the Company has been sub-contracted to provide casting for the feature film entitled “Man in the White Van” with executive producers, Garrison Film and Legion M Productions. Our CEO, Andrew Lane, has been name with Barry Coffing as Music Supervisors for the film. Additionally, the Company has also been contracted via Critical Solutions, Inc. to produce the original soundtrack for “Man in the White Van” which will consist of 8-12 original songs. Both casting and music production contracts have been assigned to the Company from Critical Solutions of the soundtrack, videos, artwork, and derivatives and to receive residual revenues from these production assets. It is anticipated that the Company will provide develop additional marketing and promotional materials for the soundtrack release.

The film project, “Man in the White Van” exemplifies the Company’s core business model to create and produce original digital content i.e., musical film videos, music scores, music singles, music albums, and musical stems. The Company intends to continue to create digital media assets and retain all or a portion of ownership of the assets that can be monetized over time.

The Company derives its short-term revenues (launch of project to 2 years) from the following:

1. Film production services – filming, location, casting, craft services, promotional services for projects, streaming payouts, ad revenue payouts, and theatrical release monies.

2. Musical production services – recording, artist recruitment, mixing, mastering, artwork, and distribution, streaming payouts, MCN (multi-channel music payouts)

3. Artwork/Graphic Design

4. Production Management

5. Consulting of Film and Music Distribution

Note: Multi-channel networks (MCNs) are organizations that work with video platforms such as YouTube to offer assistance in areas such as “product, programming, funding, cross-promotion, partner management, digital rights management, monetization/sales, and/or audience development”, usually in exchange for a percentage of the AdSense revenue from the channel.

The Company intends to derive its long-term revenues (2-20 years) from the following:

1. Film Residuals – feature films and short films can garner long term residual revenues form the royalties paid when a film is passed on to streaming services, network television, or advertising supported television and cable services.

16

2. Music Videos- MCN (multi-channel music payouts) such as Studio 7, Create Music, Artlist, and Epidemic Sound

3. Performance Royalty Organizations (PROs)– Pro (Performance Royalty Organizations) such as BMI, ASCAP, SEASAC

4. Alternative Film Distribution- A newer distribution channel is the use of an NFT to verify ownership access to the content. The Company’s technology partner, SeeMyNFT, also owns similar technology to broadcast utilizing the Microsoft Azure cloud service to distribute content. https://variety.com/2022/digital/news/lord-of-the-rings-fellowship-of-the-ring-nft-release-1235406247/

5. Streaming aggregators: The best music aggregators of 2021 / 2022 are Soundrop, Routenote, Bandcamp, Amuse, United Masters, Symphonic, Tunecore, Distrokid. Some of these Distribution platforms have no yearly fees and no sign-up fees for launch of music onto Spotify, Apple Music, YouTube Music, Amazon Music, and Soundcloud

6. SR (Sound Recording Royalties) Master Royalties via services such as Distrokid, Create Music, Universal Ingrooves, Sony Orchard, Warner ADA, and Soundcloud

7. Long-term consulting revenues from client engagements that will pay a percentage of the overall revenues over time versus paying all upfront fees.

It is important to note that the company intends to follow the music and film industry in the distribution of film, video and music via the blockchain. Such notable examples of music NFT distribution sites include Opensea, Rarible, and SuperRare and Warner Bros. Discovery has become the first major studio to sell a movie’s NFT bundle, with The Lord of the Rings: The Fellowship of the Ring, a world first that could set a trend with each NFT featuring a 4K copy of Peter Jackson’s debut 2001 Lord of the Rings film along with behind-the-scenes footage, lots of stills and exclusive assets inspired by the film. This is another example of the film industry creative a Digital Media Experience (DME) within an NFTs with the core digital assets themselves, not just the token, are on the blockchain.

UVSS will expand its capabilities and asset base through company mergers, acquisitions, and partnerships with suitable companies that would increase the revenues of the companies owned and operated by UVSS.

The Company has entered a Memorandum of Understanding with Concept Source, LLC for use of SeeMyNFT.page to and to provide marketing and consulting services for the SeeMyNFT platform which allows clients to mint NFTs that contain In-Real-Life (IRL) utilities such as event ticketing, music, videos, and film and allows clients to host marketplaces on the proprietary SeeMyNFT platform. The SeeMYNFT platform is a white labeled solution allowing clients to create their own proprietary marketplaces and NFTs. The role of the Company in this MOU is to provide digital content (film, video, music, artwork, motion graphics) for its consulting clients that desire to create Digital Media Experiences (DMEs) that incorporate film, video, music, artwork, and motion graphics via blockchain and NFTs. The Company intends to derive its revenues from the consulting services and production of digital content (film/video/motion graphics/music/artwork) required to create the Digital Media Experience (DME)

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The Company has entered into an agreement with 2B3D, LLC to consult 2B3D in the development of their metaverse specifically designed for treatment of PTSD with veterans. The Company is focused to supporting 2B3D in developing utility strategies within an NFT to create one-of-kind Digital Media Experiences (DMEs) specifically for the PTSD metaverse experience. The Company will provide consulting for Web3, NFT utility, and marketplace strategies, to support the 2B3D mission. As the project grows the Company intends to derive revenues from the consulting services and development of the digital media assets when the 2B3D platform is launched.

The Company has entered into an agreement with NFT-VIP, an event production company, to provide consulting for the utilization of a “smart ticket” that contains QR codes and DMEs (Digital Media Experience) within an NFT for event admissions and upsells through the NFT smart ticket. The NFT ticket technology was field tested at the premier of NFT-VIP conference on June 19-22nd, 2022 at Margaritaville Resorts in Times Square, New York City. The Company intends to derive future revenues from the consulting services and production of Digital Media Experience (DME) with the NFT smart ticket with NFT VIP and future clients. The Company currently has no contracted responsibilities to NFT-VIP, LLC and intends to further support the adoption of the NFT VIP brand via social media, press releases, and pro-bono consulting till the parent company, NFT-VIP, LLC can pay standard consulting fees.

The Company has entered a Memorandum of Understanding with Infinite Auctions, LLC to launch sports memorabilia NFTs. Both parties have decided to move forward with the project and the signing of the MOU allows for the continuation of art design, film production, and development of the front-end interface, tokenization, and transaction routing that will create dynamic, immersive, one-of-a-kind digital media experiences through NFT’s. The Company intends to derive its revenues from ongoing consulting and production of the digital media experience through film, video, music, artwork, and motion graphics. The Company has invested over 200-man hours in consulting services and has produced artwork, video, and motion graphics. There are no material obligations currently. However, the Company intends to provide additional marketing support via promotional videos, promotional artwork as the project nears launch.

The Company owns and operates an informational and educational news website The Daily Crypto www.thedailycrypto.io . The Company believes that with its relationships in the film and television network industries that the news site can also provide updates and educate consumers on the broader use of blockchain, crypto, and NFTs in transformation of traditional ecommerce and web2 businesses to becoming Web3 businesses with reduced cost of internal business processes and greater profitability. While the news site www.thedailycrypto.io less than one year old, the website has thousands of articles via its automated RSS feeds. The Company intends to derive future revenues from advertising and posting of sponsored articles. The Company intends to promote and expand the channel with video production and video promotional efforts.

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On page 42, we have amended the filing and replaced as follows:

Current Version:

The Company is currently authorized to issue a total of 1,000,000,000 shares of Common Stock with a par value of $0.001 and 100 shares of Special 2021 Series A Preferred Stock with a par value of $0.001 and 2 shares of Special 2021 Series B Preferred Stock with a par value of $.001. Out of the 100 shares of Preferred Stock, the following series of Preferred Stock are designated as of the date of this offering:

●

100 shares of Special 2021 Series A Preferred Shares with a par value of $.001. The Special 2021 Series A Preferred Shares shareholder is entitled to 60% of all votes, but not limited to common stock, preferred stock, (including on an as converted basis) entitled to vote at each meeting of shareholders of the Corporation with respect to all matters presented to the stockholders of the Corporation for their action or consideration.

Amended version:

The Company is currently authorized to issue a total of 1,000,000,000 shares of Common Stock with a par value of $0.001 and 100 shares of Special 2021 Series A Preferred Stock with a par value of $0.001 and 2 shares of Special 2021 Series B Preferred Stock with a par value of $.001. Out of the 102 shares of Preferred Stock, the following series of Preferred Stock are designated as of the date of this offering:

●

100 shares of Special 2021 Series A Preferred Shares with a par value of $.001. The Special 2021 Series A Preferred Shares shareholder is entitled to 60% of all votes, but not limited to common stock, preferred stock, (including on an as converted basis) entitled to vote at each meeting of shareholders of the Corporation with respect to all matters presented to the stockholders of the Corporation for their action or consideration. 2 shares of Special 2021 Series B Preferred Stock with a par value of $.001 with conversion rights of 4.9% of common stock outstanding with no voting rights.

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On page 54, we have amended the filing and added the following language:

“SPECIAL 2021 SERIES B PREFERRED” was added as the fourth line of the table. 2 shares with no voting rights were added.

Sincerely,

Stephen Mills, Esq.

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